CUSIP No. 780666103	13D	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

 (Amendment No. _____)

MineralRite Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

780666103
(CUSIP Number)

James Bame
17559 Colonial Park Drive
Monument, CO 80132

(403) 288-4321
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 28, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 780666103	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS James Bame
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,500,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.18%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 780666103	13D	Page 3 of 5 Pages

Item 1.   Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share, of MineralRite Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7044 Portal Way, Unit K-110 Ferndale, WA 98248.

Item 2.   Identity and Background

This statement is being filed by James Bame (“Bame”), a US citizen.  His residence address is 17559 Colonial Park Drive, Monument, CO 80132.

Bame’s principal occupation or employment is as a lawyer in private practice with IPLA located at  3580 Wilshire Blvd, 17th Floor  Los Angeles, CA and as an engineer.

During the last five years, Bame has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Bame has provided, or will provide, services as general counsel of the Issuer.

Item 4.   Purpose of Transaction

Bame notes that he is an Officer of the Issuer, but the purpose of the acquisition of securities of the Issuer was investment. Bame does not currently have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a)  Bame beneficially owns 13,500,000 shares of the Issuer’s Common Stock.  This amount represents 13,500,000 shares of outstanding Common Stock.

Percentage of the Common Stock class:  26.18%.  (Based on 51,559,845 shares of common stock outstanding as of January 23, 2013.

(b)  Bame has sole power to vote and sole power to dispose the entire 13,500,000 shares.

CUSIP No. 780666103	13D	Page 4 of 5 Pages

(c)  Bame has never effected any transactions in the Common Stock.  The October 28, 2012 transaction was a private placement transaction by the Issuer.

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Bame and any other person.

Item 7.   Materials to be Filed as Exhibits

None.

CUSIP No. 780666103	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2013	/s/ James Bame
James Bame

Attention:  Intentional misstatements or omissions of facts constitute Federal criminal violations (see 18 U.S.C. 1001).